03 JUL 14 AM 7:21

Grupo PARANAPANEMA

Rio de Janeiro – July 11th, 2003


03024492

SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Meetings of the Board of Directors of Paranapanema S.A. held on July 4th, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,



Augusto Carneiro de Oliveira Filho
General Counsel

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

dlw 7/14

Grupo **PARANAPANEMA**

Rio de Janeiro – July 11th, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

COPY FOR FILE

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Meetings of the Board of Directors of Paranapanema S.A. held on July 4th, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,



Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

PARANAPANEMA S/A

CNPJ/MF N° 60.398.369/0001-26

NIRE 33.300.163.816

A PUBLICLY-HELD CORPORATION

Minutes of the meeting of the Board of Directors of Paranapanema S.A. held on July 4th of 2003.

Date, Venue and Time: At 10:00 of July 4th, 2003, at the corporate headquarters at Praia de Botafogo n° 228, 15° andar, Bloco "A", Rio de Janeiro, RJ. **Attendance:** The members of the Board of Directors of the company, Messrs. Hamilton Salerno de Moura (President), Wanderley Rezende de Souza (Secretary), Vítor Paulo Camargo Gonçalves, Yutaka Imagawa, Wilson Carlos Duarte Delfino, Sílvio Tini de Araújo e Luiz Carlos dos Santos Vieira. **Order of the Day:** Analysis of the substitution of the President of the Company. **Resolutions**: The Board of Directors has decided not to renew the contract entered with the President, which will be terminated in July 14th, 2001. To hold, effective from July 14th onwards, the functions of President of the Company, it is elected, by the unanimity of the members of the Board, Mr. Hamilton Salerno de Moura, Brazilian, married, economist, holder of the identification card n° 1.664.303 IFP/RJ, issued by IFP and of CIC n° 044.196.427-34, residing and domiciled at Rua Almirante Guilhem n° 332, Apartamento 1802, Leblon, Rio de Janeiro, RJ, who will hold its new functions together with the function of President of the Board of Directors, in accordance with contract archived in the company headquarters. It is assured to the President who leaves the Company that the Company will be liable for any and all cost, obligation or liability assumed by him on behalf of the Company, specially, but not limited to, the personal guarantee to the financing transaction by Banco da Amazônia to the controlled company Mamoré Mineração e Metalurgia Ltda. Therefore, the Executive Officers of the Company is, therefore, composed by: Hamilton Salerno de Moura, as President, and Remulo Borges de Azevedo Lemos, as Chief Administrave, Financial Officer and Investor Relationship, until the time that last in his mandate, i.e., until the General Shareholder Meeting that analyses Financial

Statements referring to the fiscal year ended on 12.31.2003 .**Closing:** there being no further to be discussed it was decided to adjoum the meeting and to write this minutes which, once read and found in good order, was signed by the persons present. Rio de Janeiro, July 4th, 2003. (a) Hamilton Salerno de Moura; (a) Wanderley Rezende de Souza; (a) Vítor Paulo Camargo Gonçalves; (a) Yutaka Imagawa; (a) Wilson Carlos Duarte Delfino; (a) Silvio Tini de Araújo; (a) Luiz Carlos dos Santos Vieira.

This copy tallies with the original, as appearing in the proper book.

WANDERLEY REZENDE DE SOUZA
Secretary: :___________________________

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro under no. 000013 30 891 – Valéria Gaspar Massena Serra – General Secretary - Date 07/09/2003.

PARANAPANEMA SA

CGC/MF 60.398.369/0001-26

NIRE 33300163816

COMPANHIA ABERTA

Ata da reunião do Conselho de Administração da Paranapanema S.A., realizada dia 04 de julho de 2003

Data, Local e Hora: Às 10:00 horas do dia 04 de julho de 2003, na sede social da Empresa, na Praia de Botafogo, 228 - 15° andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ; **Presença:** Os membros do Conselho de Administração da Companhia, Srs. Hamilton Salerno de Moura (Presidente), Wanderley Rezende de Souza (Secretário), Vitor Paulo Camargo Gonçalves, Yutaka Imagawa, Wilson Carlos Duarte Delfino, Silvio Tini de Araújo e Luiz Carlos dos Santos Vieira **Ordem do Dia :** Apreciar a substituição do Diretor Presidente da Companhia. **Deliberações:** O Conselho de Administração optou pela não renovação do contrato firmado com o Diretor Presidente, contrato este que se encerrará em 14 de julho de 2003. Para exercer, a partir de 14 de julho de 2003, as funções de Diretor Presidente é eleito, pela unanimidade dos integrantes do Conselho, o Dr. Hamilton Salerno de Moura, brasileiro, casado, economista, portador da carteira de identidade n. 1.664.303 IFP/RJ, expedida pelo IFP e do CIC n. 044.196.427-34, residente e domiciliado na Rua Almirante Guilhem, n° 332, Apartamento 1802, Leblon, Rio de Janeiro, RJ, que exercerá suas novas funções cumulativamente às de Presidente do Conselho de Administração, nos termos de contrato arquivado na sede da Companhia. Fica assegurado ao



Diretor Presidente que ora se afasta que a Companhia assumirá toda e qualquer despesa, obrigação ou encargo que tenha sido assumido por ele no interesse da Companhia, em especial, mas sem limitação, a fiança pessoal outorgada no financiamento concedido pelo Banco da Amazônia à controlada Mamoré Mineração e Metalurgia Ltda. Fica, destarte, assim composta a Diretoria Executiva: Hamilton Salerno de Moura, como Diretor Presidente, e Remulo Borges de Azevedo Lemos, como Diretor Administrativo, Financeiro e de Relações com Investidores, pelo período remanescente do mandato, ou seja, até a Assembléia Geral que examinar as contas do exercício findo em 31.12.2003. **Encerramento :** Nada mais havendo a tratar, foi encerrada a reunião, com a lavratura da presente ata, a qual, após lida e achada conforme, foi assinada pelos presentes. Rio de Janeiro, 04 de julho de 2003. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vitor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a.) Wilson Carlos Duarte Delfino; (a.) Silvio Tini de Araújo; (a) Luiz Carlos dos Santos Vieira.

Confere com o original lavrado no livro próprio.



WANDERLEY REZENDE DE SOUZA
Secretário


JUNTA COMERCIAL DO ESTADO DO RIO DE JANEIRO
CERTIFICO O REGISTRO SOB NOME, NÚMERO E DATA ABAIXO.
PARANAPANEMA S/A
00001330891
09/07/2003
Valéria Gaspar Massena Serra
SECRETÁRIA GERAL
JUCERJA